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06004289

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SECURIT   )N
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8- 51548 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** AND ENDING **12/31/2005**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HFBE Capital, LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

815 Walker, Suite 1140

(No. and Street)

| **Houston** | **Texas** | **77002** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
. Alex Howard   **713-225-9580**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company

(Name – *if individual, state last, first, middle name*)

| **One Riverway, Suite 1000** | **Houston** | **Texas** | **77056** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Alex Howard__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HFBE, LP__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

LOLA GOMEZ
NOTARY PUBLIC. STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6. 2009

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFBE CAPITAL, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Partners
HFBE Capital, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of HFBE Capital, L.P. as of December 31, 2005 and 2004 and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 13, 2006

2

ASSETS

	2005	2004
Cash and cash equivalents	$ 20,111	$ 27,375
Accounts receivable	13,200	36,250
Investment in Westcreek HFBE Investments, L.P.	-	41,500
Prepaid expenses - affiliate	282,149	-
TOTAL ASSETS	$ 315,460	$ 105,125

LIABILITIES AND CAPITAL

	2005	2004
Accounts payable-affiliate	$ 76	$ 11,000
Partners' capital	315,384	94,125
TOTAL LIABILITIES AND CAPITAL	$ 315,460	$ 105,125

The accompanying notes are an integral part of the financial statements.

	2005	**2004**
Commissions and other revenues	$ 1,167,155	$ 488,093
Management fee and administrative expense	945,896	453,867
Net income	$ 221,259	$ 34,226

The accompanying notes are an integral part of the financial statements.

	Limited Partners			General Partner HFBE Capital GP LLC	Total
	Alex Howard	Will Frazier	Don Barker		
Balance - December 31, 2003	$ 51,096	$ 51,095	$ 51,095	$ 8	$ 153,294
Distributions	(31,132)	(31,131)	(31,132)	-	(93,395)
Net income	11,409	11,408	11,409	-	34,226
Balance - December 31, 2004	31,373	31,372	31,372	8	94,125
Net income	73,751	73,750	73,750	8	221,259
Balance, December 31, 2005	$ 105,124	$ 105,122	$ 105,122	$ 16	$ 315,384

The accompanying notes are an integral part of the financial statements.

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,172,802	$ 451,843
Cash paid for management fees and expenses	(1,238,969)	(442,868)
Net cash (used) provided by operating activities	(66,167)	8,975
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investment	58,903	-
Net cash provided by investing activities	58,903	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(93,395)
Net cash used in financing activities	-	(93,395)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,264)	(84,420)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,375	111,795
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,111	$ 27,375
RECONCILIATION OF NET INCOME TO NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 221,259	$ 34,226
Gain on sale of investment	(17,403)	-
Decrease (increase) in accounts receivable	23,050	(36,250)
Increase in prepaid expenses - affiliate	(282,149)	-
(Decrease) increase in accounts payable - affiliate	(10,924)	10,999
Net cash (used) provided by operating activities	$ (66,167)	$ 8,975

The accompanying notes are an integral part of the financial statements.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – HFBE Capital, L.P. (a Texas limited partnership) ("the Partnership") located in Houston, Texas is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investment in Limited Partnership - The investment in limited partnership is stated at management's estimate of fair value and cannot be publicly offered or sold. Changes in net unrealized appreciation or depreciation is credited or charged to operations. The investment was sold in 2005.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners were Donald Barker, Charles Elliott, William Frazier and Alex Howard.

Effective January 1, 2001, the Partnership purchased Charles Elliott's interest for $1,000. His remaining capital account was allocated among the other limited partners.

The general partner has an ownership interest of .0034% and the limited partners each has a 33.3322% interest.

NOTE B   PARTNERSHIP AGREEMENT (CONTINUED)

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE will receive an incremental allocation services fee of $17,443 per month and a proportional allocation service fee equal to 85% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by HFBE. Service fees and expense allocations for 2005 and 2004 were approximately $926,000 and $438,000, respectively. In addition, the partnership prepaid $282,149 of service fees and expense allocations for 2006.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2005 and 2004, the Partnership had net capital of $20,035 and $16,375 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .004 to 1 and .67 to 1 at December 31, 2005 and 2004, respectively. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $20,111 and $27,375 at December 31, 2005 and 2004, respectively, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2005, management determined that no allowance for doubtful accounts was required.

NET CAPITAL
    Total partners' capital qualified for net capital $ 315,384

        Total capital and allowable subordinated liabilities   315,384

    Deductions and/or charges
      Nonallowable assets:
        Accounts receivable   (13,200)
        Prepaid expenses - affiliate   (282,149)

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   20,035

    Haircuts on securities   -

    Net capital $ 20,035

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
      indebtedness) $ 55

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 15,035

    Ratio: Aggregate indebtedness to net capital   .004 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

NET CAPITAL

Total partners' capital qualified for net capital	$ 94,125
Total capital and allowable subordinated liabilities	94,125
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(36,250)
Investment in associated partnership	(41,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	16,375
Haircuts on securities	-
Net capital	$ 16,375

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 733
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 11,375
Ratio: Aggregate indebtedness to net capital	.67 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

HFBE CAPITAL, L.P.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005 AND 2004

<u>Exemption Provisions</u>

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.



REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 13, 2006

Partners
HFBE Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFBE Capital, L.P. (the Partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas